                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 18)(1)

                               RONSON CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   776338 20 4
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 12, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 35 Pages)

----------------
(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 2 of 35 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  460,034
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              460,034
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    460,034
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 3 of 35 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  460,034
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              460,034
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    460,034
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 4 of 35 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  460,034
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              460,034
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    460,034
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 5 of 35 Pages
------------------------                                  ----------------------

      The following constitutes Amendment No. 18 ("Amendment No. 18") to the
Schedule 13D filed by the undersigned.  This Amendment No. 18 amends the
Schedule 13D as specifically set forth.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby amended and restated to read as follows:

      The aggregate purchase price of the 460,034 Shares of Common Stock owned by Steel Partners II is $1,026,435.28 and was acquired using partnership funds.

Item 4.     PURPOSE OF TRANSACTION.

      Item 4 is hereby amended to add the following:

      On October 12, 2007, the Issuer entered into a Stipulation of Settlement
(the "Stipulation") by and among the Issuer, certain of its directors and officers, Steel Partners II and certain of Steel Partners II's affiliates. The
Stipulation is subject to the Court's approval and provides for the dismissal of a derivative lawsuit initiated by Steel Partners II in the Superior Court of New
Jersey, Chancery Division, as well as the dismissal of an action brought by
Steel Partners II in May 2005 in the United States District Court for the
District of New Jersey against certain individual officers and directors of the
Issuer. In addition, the Stipulation contains certain standstill arrangements between Steel Partners II and the Issuer. A copy of the Stipulation and a letter agreement relating to the Stipulation are attached hereto and incorporated herein by reference.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) is hereby amended and restated to read as follows:

      (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 4,815,000 Shares outstanding based on information provided by the Issuer.

      As of the close of business on October 18, 2007, Steel Partners II beneficially owned 460,034 Shares, constituting approximately 9.6% of the Shares outstanding. As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 460,034 Shares owned by Steel Partners II, constituting approximately 9.6% of the Shares outstanding. By virtue of his positions with Steel Partners II and Partners LLC, Mr. Lichtenstein may be
deemed to beneficially own the 460,034 Shares owned by Steel Partners II, constituting approximately 9.6% of the Shares outstanding.

      Item 5(b) is hereby amended and restated to read as follows:

      (b) Mr. Lichtenstein has the sole power to vote and dispose of 460,034
Shares. By virtue of his positions with Steel Partners II and Partners LLC, Mr.
Lichtenstein has the sole power to vote and dispose of the 460,034 Shares held by Steel Partners II and beneficially owned by Partners LLC.

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 6 of 35 Pages
------------------------                                  ----------------------

      Item 5(c) is hereby amended to add the following:

      There have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended to add the following:

      Reference is made to the Stipulation and a letter agreement relating to the Stipulation, which are attached hereto and incorporated herein by reference.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended to add the following exhibits:

      18.   Stipulation of Settlement as of October 12, 2007, by and among
            Ronson Corporation, Steel Partners II, L.P., Warren G. Lichtenstein,
            Steel Partners, L.L.C., Louis V. Aronson II, Robert A. Aronson,
            Erwin M. Ganz, I. Leo Motiuk, Gerard J. Quinnan, Justin P. Walder,
            The Estate of Saul H. Weisman, Barbara L. Collins, Paul H. Einhorn
            and Daryl K. Holcomb.

      19.   Letter agreement dated October 9, 2007.

      20.   Powers of Attorney.

                            [Signature Page Follows]

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 7 of 35 Pages
------------------------                                  ----------------------

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2007                  STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Lauren Isenman
                                             -----------------------------------
                                             Lauren Isenman
                                             As Attorney-In-Fact for Warren G.
                                             Lichtenstein,
                                             Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Lauren Isenman
                                             -----------------------------------
                                             Lauren Isenman
                                             As Attorney-In-Fact for Warren G.
                                             Lichtenstein,
                                             Managing Member

                                         /s/ Lauren Isenman
                                         ---------------------------------------
                                         LAUREN ISENMAN
                                         As Attorney-In-Fact for Warren G.
                                         Lichtenstein

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 8 of 35 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

                             Exhibit                                    Page
-------------------------------------------------------------------  -----------

1.    Joint Filing Agreement (previously filed).

2.    Letter dated August 14, 1998 from Steel Partners II, L.P.
      to the Chief Executive Officer and Board of Directors of
      the Issuer (previously filed).

3.    Letter dated December 15, 1998 from Steel Partners II, L.P.
      to the Chief Executive Officer and Board of Directors of
      the Issuer (previously filed).

4.    Letter dated December 23, 1998 from Steel Partners II, L.P.
      to Louis V. Aronson, II, the Chief Executive Officer and
      President of the Issuer (previously filed).

5.    Text of Press Release issued by Steel Partners II, L.P. on
      January 27, 1999 (previously filed).

6.    Letter dated May 13, 1999 from Steel Partners II, L.P. to
      Louis V. Aronson, II, the Chief Executive Officer and
      President of the Issuer (previously filed).

7.    Letter dated June 10, 1999 from Steel Partners II, L.P. to
      Louis V. Aronson, II, the Chief Executive Officer and
      President of the Issuer (previously filed).

8.    Letter dated June 30, 1999 from Steel Partners II, L.P. to
      Louis V. Aronson, II, the Chief Executive Officer and
      President of the Issuer (previously filed).

9.    Letter dated March 17, 2000 from Steel Partners II, L.P. to
      Louis V. Aronson, II, the Chief Executive Officer and
      President of the Issuer (previously filed).

10.   Letter dated February 7, 2001 from Steel Partners II, L.P.
      to Louis V. Aronson, II, the Chief Executive Officer and
      President of the Issuer (previously filed).

11.   Letter dated April 6, 2001 from Cede & Co. to Justin P.
      Walder, Secretary of the Issuer (previously filed).

12.   Letter dated June 21, 2002 from Steel Partners II, L.P. to the Issuer (previously filed).

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 9 of 35 Pages
------------------------                                  ----------------------

13.   Letter from Steel Partners II, L.P. addressed to Louis V.
      Aronson and the members of the Board of Directors of the
      Issuer dated March 21, 2003 (previously filed).

14.   Complaint in the Superior Court of New Jersey Chancery
      Division: Essex County by Steel Partners II, L.P.
      derivatively on behalf of the Issuer versus Messrs. Louis
      V. Aronson II, Robert A Aronson, Erwin M. Ganz, I. Leo
      Motiuk, Gerard J. Quinnan, Justin P. Walder, Saul H.
      Weisman, and Carl W. Dinger III (previously filed).

15.   Press release issued by Steel Partners II, L.P. dated
      January 26, 2004 (previously filed).

16.   Joint Filing Agreement by and among Steel Partners II,
      L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein,
      dated as of January 26, 2004 (previously filed).

17.   Press release issued by Steel Partners II, L.P. dated April
      14, 2005 (previously filed).

18.   Stipulation of Settlement as of October 12, 2007, by and          10 to 29
      among Ronson Corporation, Steel Partners II, L.P., Warren
      G. Lichtenstein, Steel Partners, L.L.C., Louis V. Aronson
      II, Robert A. Aronson, Erwin M. Ganz, I. Leo Motiuk, Gerard
      J. Quinnan, Justin P. Walder, The Estate of Saul H.
      Weisman, Barbara L. Collins, Paul H. Einhorn and Daryl K.
      Holcomb.

19.   Letter agreement dated October 9, 2007.                           30 to 32

20.   Powers of Attorney.                                               33 to 35

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 10 of 35 Pages
------------------------                                  ----------------------

                            STIPULATION OF SETTLEMENT

      THIS STIPULATION OF SETTLEMENT (this "AGREEMENT") is made as of October
12, 2007, by and among RONSON CORPORATION, a New Jersey corporation (the
"CORPORATION"); STEEL PARTNERS II, LP, a Delaware limited partnership ("SP");
WARREN G. LICHTENSTEIN ("LICHTENSTEIN"); STEEL PARTNERS, LLC, a Delaware
limited liability company ("SP LLC"); LOUIS V. ARONSON II ("LVA"); ROBERT A.
ARONSON ("RA"); ERWIN M. GANZ ("GANZ"); I. LEO MOTIUK ("MOTIUK"); GERARD J.
QUINNAN ("QUINNAN"); JUSTIN P. WALDER ("WALDER"); THE ESTATE OF SAUL H.
WEISMAN (the "WEISMAN ESTATE"); BARBARA L. COLLINS ("COLLINS"); PAUL H.
EINHORN ("EINHORN"); and DARYL K. HOLCOMB ("HOLCOMB").

            In consideration of the covenants contained in this Agreement, the parties agree as follows:

                        1. DEFINITIONS. For purposes of this Agreement, the
            following capitalized terms shall have the meanings set forth below:

            "AFFILIATE": any person or entity which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the subject referenced; the term "CONTROL" (including the terms "CONTROLLING", "CONTROLLED BY" or "UNDER COMMON CONTROL WITH") shall, for purposes of this Agreement, mean the possession, directly or indirectly, of the power to direct or to cause the direction of the management and policies of a party, whether through the ownership of Voting Stock, by contract or otherwise.

            "APPROVAL CONTINGENCY": As defined in SECTION 11.1.

            "APPROVAL DATE": The date the State Court order granting the
Approval Motion becomes final and non-appealable.

            "APPROVAL MOTION": As defined in SECTION 11.1.

            "BOARD": The Board of Directors of the Corporation.

            "CONFIDENTIALITY AGREEMENT": As defined in SECTION 3.1.2.

            "CORPORATION/INDIVIDUAL DEFENDANT RELEASES": As defined in
SECTION 10.2.

            "DINGER AGREEMENTS": The Option Agreement dated July 8, 2004, between the Corporation and Dinger and the Consulting Agreement dated July 8,
2004, between the Corporation and Dinger, collectively.

            "EQUITY SECURITY": As defined under Rule 405 (or any successor rule)
promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

            "EXCHANGE ACT": The Securities Exchange Act of 1934, as amended.

            "EXECUTIVE COMMITTEE": The Executive Committee of the Board.

            "FEDERAL COURT ACTION": STEEL PARTNERS II, LP V. LOUIS V. ARONSON
II, ET AL., United States District Court for the District of New Jersey,
Civil Action No. 2:05 -CV-01983 (DMC-MF).

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 11 of 35 Pages
------------------------                                  ----------------------

            "FEDERAL INDIVIDUAL DEFENDANTS": LVA, RA, Ganz, Quinnan, Walder,
the Weisman Estate, Collins, Einhorn, Holcomb, and Motiuk, collectively.

            "FEDERAL STIPULATION": As defined in Section 9.

            "FEE APPLICATION": As defined in Section 7.

            "INDIVIDUAL DEFENDANTS": The State Individual Defendants and/or
the Federal Individual Defendants, as applicable.

            "MATERIAL ACTION": Any of the following: (i) any proposed "business combination" (as defined in the NJSPA) with any Person that is or as a result of the transaction would be an "interested stockholder," as defined in the NJSPA when approval by the Board would avoid the restrictions of Section 4 or 5 of the
NJSPA; or (ii) any proposed agreement to sell all or substantially all of the assets of the Corporation (in one or more transactions); or (iii) any proposed merger or consolidation of the Corporation with or into any other entity not constituting a Subsidiary of the Corporation; or (iv) any proposed tender offer for the Voting Stock of the Corporation, as a result of which the offering party would be an "Acquiring Person" under the Shareholder Rights Agreement.

            "MATERIAL ACTION NOTICE": As defined in SECTION 3.1.2.

            "NJSPA": The New Jersey Shareholders' Protection Act, N.J.S.A.
14A:1 0A- 1, ET SEQ.

            "OLS&S": As defined in SECTION 10.2.

            "PERSON": Any natural person, corporation, partnership (general, limited or otherwise), limited liability company, trust, association, joint venture, governmental body or agency, or other entity having legal status of any kind.

            "RELEASES": The SP Release and the Corporation/Individual
Defendant Releases, collectively.

           "SHAREHOLDER RIGHTS AGREEMENT": The Corporation's Preferred
       Shares Rights Agreement dated as of December 8, 1998, as amended.

            "SP RELEASE": As defined in SECTION 10.1.

            "STANDSTILL COMMENCEMENT DATE": The date of this Agreement.

            "STANDSTILL PERIOD": The period beginning on the Standstill
Commencement Date and ending on the date that is the earliest of: (i) September
1, 2011; (ii) 21 months after LVA ceases to be both President and Chief
Executive Officer of the Corporation for any reason; (iii) the date on which the
Executive Committee gives or is required under this Agreement to give the
Material Action Notice to SP as provided herein; or (iv) the date on which the
Corporation or any of its Affiliates issues or transfers, or authorizes the issuance or transfer, of securities of the Corporation resulting in any Person becoming the "beneficial owner" (as such term is defined in the NJSPA), directly or indirectly, of 10% or more of the Voting Stock of the Corporation.

            "STATE COURT": The New Jersey Superior Court, Chancery Division,
Essex County.

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 12 of 35 Pages
------------------------                                  ----------------------

            "STATE COURT ACTION": STEEL PARTNERS II, LP, DERIVATIVELY ON
BEHALF OF RONSON CORPORATION V. LOUIS V. ARONSON II, ET AL., New Jersey
Superior Court, Chancery Division, Essex County, No. ESX-C-101-03 and all
related counterclaims and third party claims, collectively.

            "STATE INDIVIDUAL DEFENDANTS": LVA, RA, Ganz, Motiuk, Quinnan,
Walder, and the Weisman Estate, collectively.

            "STATE STIPULATION": As defined in SECTION 9.

            "STIPULATIONS": The Federal Stipulation and the State
Stipulation, collectively.

            "SETTLEMENT": As defined in SECTION 2.4.

            "SETTLEMENT DOCUMENTS": This Agreement, the SP Release, the
Corporation/Individual Defendant Releases, the Federal Stipulation, the State
Stipulation and all other documents or instruments executed or delivered in connection with the transactions contemplated by this Agreement.

            "SUBSIDIARY": An Affiliate of the subject entity controlled by it.

            "VOTING STOCK": Equity Securities of any class or classes, however designated, having voting power for the election of members of the board of directors or other governing body of the subject entity.

            "WEISMAN": Saul H. Weisman.

                        2. BACKGROUND AND PURPOSE.

                              2.1. SP is a shareholder of the Corporation.
            Lichtenstein is the Chief Executive Officer and Managing Member of
            SP LLC, which is the general partner of SP. Weisman and the
            Individual Defendants (other than Dinger and the Weisman Estate) are current or former members of the Board of the Corporation.

                              2.2. On or about March 23, 2003, SP commenced the
            State Court Action as a derivative action against Weisman and certain of the Individual Defendants concerning various claims SP contended that the Corporation had against them. Various
            counterclaims and third-party claims were filed as part of the State
            Court Action.

                              2.3. On or about April 24, 2005, SP commenced the
            Federal Court Action against Weisman and certain of the Individual
            Defendants concerning various claims SP had against them.

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 13 of 35 Pages
------------------------                                  ----------------------

                              2.4. Subject to satisfaction of the Approval
            Contingency (as defined below), SP, the Individual Defendants and the Corporation have agreed to settle the State Court Action and the
            Federal Court Action in accordance with the terms of this Agreement
            (the "SETTLEMENT").

                        3. STANDSTILL.

                              3.1.  During the Standstill Period:

                                    3.1.1. Neither SP, nor any Affiliate
            thereof, will directly or indirectly, on its own behalf or on behalf of any other Person, and whether individually or as part of a
            "group" (within the meaning of Rule 13d-5(b)(1) under the Exchange
            Act, or any successor rule), or through the request or inducement or attempt to induce another Person, take any of the following actions, or attempt to advise, counsel or otherwise influence in any way any
            Person to take any of the following actions:

                                          3.1.1.1. Nominate any Person for
            election or appointment to the Board;

                                          3.1.1.2. Support any nominee or
            nominees for election or appointment to the Board in opposition to any person nominated by the Board, including, without limitation, through the "solicitation" (as defined under Rule 14a-1 under the
            Exchange Act, or any successor rule) of any proxies or consents with respect to Voting Stock of the Corporation or becoming a
            "participant" (as used under Rule 14a-11 under the Exchange Act, or any successor rule) in any election contest;

                                          3.1.1.3. Except as permitted by
            Section 3.1.2 hereof, make any proposal, directly or indirectly, to acquire any Equity Securities of the Corporation or propose any
            Material Action;

                                          3.1.1.4. Support any Material
            Action, unless said Material Action is approved by the Board;

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 14 of 35 Pages
------------------------                                  ----------------------

                                          3.1.1.5.    Without limiting the
            generality of SECTION 3.1.1.4 hereof, engage in a tender offer for any Equity Securities of the Corporation;

                                          3.1.1.6. Solicit any proxies or
            consents with respect to Voting Stock of the Corporation in connection with any matter submitted by the Board or any shareholder of the Corporation for approval by the holders of Voting Stock of the Corporation, in a manner contrary to any recommendation by the
            Board, or become a participant in any such solicitation;

                                          3.1.1.7. Except as expressly
            permitted under this Agreement, make any proposal (including any proposal pursuant to Rule 14a-8 under the Exchange Act, or any successor rule) or bring any business before the shareholders of the
            Corporation, whether at a meeting of the shareholders or by written consent;

                                          3.1.1.8. Commence any derivative
            action or litigation on behalf of the Corporation, except to enforce the terms of this Agreement; or

                                          3.1.1.9. Make any derogatory
            public statement concerning the Corporation or LVA.

Notwithstanding  anything to the contrary  contained in this Section 3.1, SP and its Affiliates,  either individually or as part of a "group" (within the meaning of Rule 13d -5(b)(1)  under the Exchange  Act, or any  successor  rule) shall be permitted to take all action necessary to nominate directors for election to the
Board at the 2011 annual meeting of  stockholders of the Corporation and to make any public disclosure  required by law or regulation in connection with any such nomination.

                                    3.1.2. If the Executive Committee adopts a
            resolution to recommend to the Board or not oppose any Material
            Action, it will, subject to execution contemporaneously with this
            Agreement by SP of a confidentiality agreement in the form

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 15 of 35 Pages
------------------------                                  ----------------------

            of attached EXHIBIT A (the "CONFIDENTIALITY AGREEMENT"), give SP prompt written notice (a "MATERIAL ACTION NOTICE") of such Material
            Action, together with such information as would be reasonably necessary to enable SP to determine whether to present a competing offer to the Board, including all material information furnished to the Person whose offer is the subject of the Material Action Notice.
            The Executive Committee will not formally present such
            recommendation to the Board until at least 15 days after it gives the Material Action Notice (together with such information) to SP.
            During the Standstill Period, the Board shall not be permitted to approve a Material Action without such Material Action first being considered and recommended (or not opposed) by the Executive
            Committee.

                                    3.1.3. The Corporation and LVA will not,
            directly or indirectly, on such Person's own behalf or on behalf of any other Person, make any derogatory public statement concerning
            SP, SP LLC, or Lichtenstein.

                                    3.1.4. If SP disagrees with any
            Executive Committee decision, Board decision, or Corporation action, it will so advise the Corporation in writing and, without limiting any provision of SECTIONS 3.1.1 and 3.1.3, neither SP nor the
            Corporation will make any further public comment or take any further public action, including, without limitation, legal actions concerning the dispute until they have met privately and attempted in good faith to resolve the dispute. SP and the Corporation will meet as soon as reasonably practicable to discuss the dispute.

                              3.2. SP acknowledges that the covenants contained
            in SECTIONS 3.1.1, 3.1.2 and 3.1.4 are necessary to protect the
            Corporation and LVA, and further acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of SECTIONS 3.1.1, 3.1.2 or 3.1.4 were not performed in accordance with their respective terms or were otherwise breached.
            It is accordingly agreed that the Corporation and LVA will be entitled to an injunction or injunctions to prevent breaches of the

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 16 of 35 Pages
------------------------                                  ----------------------

            provisions of SECTIONS 3.1.1, 3.1.2 and 3.1.4 and to enforce specifically the terms and provisions of SECTIONS 3.1.1, 3.1.2 and
            3.1.4 in any court having jurisdiction, this being in addition to any other remedy to which the Corporation or LVA may be entitled under this Agreement, at law or in equity. All of the rights and remedies of the Corporation and LVA for a breach of any of the provisions of SECTIONS 3.1.1, 3.1.2 and 3.1.4 will be cumulative and none will be exclusive.

                              3.3. The Corporation and LVA acknowledge that the
            covenants contained in SECTIONS 3.1.2, 3.1.3 and 3.1.4 are necessary to protect SP, and further acknowledge and agree that irreparable damage would occur in the event that any of the provisions of
            SECTIONS 3.1.2, 3.1.3 or 3.1.4 were not performed in accordance with their respective terms or were otherwise breached. It is accordingly agreed that SP will be entitled to an injunction or injunctions to prevent breaches of the provisions of SECTIONS 3.1.2, 3.1.3 and
            3.1.4 and to enforce specifically the terms and provisions of
            SECTIONS 3.1.2, 3.1.3 and 3.1.4 in any court having jurisdiction, this being in addition to any other remedy to which SP may be entitled under this Agreement, at law or in equity. All of the rights and remedies of SP for a breach of any of the provisions of
            SECTIONS 3.1.2, 3.1.3 and 3.1.4 will be cumulative and none will be exclusive.

                        4. LVA COMPENSATION AND BENEFITS. If the Approval
            Contingency is satisfied then, as long as LVA is serving as both
            President and Chief Executive Officer of the Corporation, his
            compensation and benefits (including, without limitation, any contingent performance benefits under plans in existence as of the date of this Agreement) will not be increased from the respective amounts of such compensation or levels of benefits as applicable in effect for LVA as of the date of this Agreement. Without limiting the generality of the foregoing, if the Approval Contingency is satisfied, then the post-death compensation provided for LVA will remain in effect as it is on the date of this Agreement and the
            Corporation will maintain in effect the $1,000,000 key-person insurance policy on LVA's life.

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 17 of 35 Pages
------------------------                                  ----------------------

                        5. DINGER AGREEMENTS. The Corporation acknowledges and
            agrees that the Dinger Agreements expired by their terms in July
            2007. If the Approval Contingency is satisfied, the Corporation will not renew or extend the Dinger Agreements and the Corporation will not enter into any new agreements, arrangements or understandings with Dinger or any other Person similar to the Dinger Agreements involving the use of corporate funds, directly or indirectly, to obtain an irrevocable proxy to vote securities of the Corporation, including as part of a transaction involving other forms of consideration. The obligations of the Corporation under this Section
            5 shall expire 10 years after the expiration of the Standstill
            Period.

                        6. SHAREHOLDER RIGHTS AGREEMENT. If the Approval
            Contingency is satisfied, the Corporation shall not extend the Final
            Expiration Date (as defined in the Shareholder Rights Agreement)
            beyond September 1, 2011, exempt any Person (other than Persons currently exempted to the extent of their current exemption) from the restrictions of the Shareholder Rights Agreement or otherwise amend the Shareholder Rights Agreement except to comply with applicable law and shall not enter into any comparable shareholder rights agreement or similar anti-takeover device. For the avoidance of doubt the Corporation may extend the Shareholder Rights Agreement as amended to the date hereof, to September 1, 2011. Notwithstanding anything to the contrary contained in this Section 6, the
            Shareholder Rights Agreement may be amended to exempt any Person and its Affiliates from the restrictions of the Shareholder Rights
            Agreement in order to allow such Person to effect a merger, consolidation or other business combination with the Corporation that is approved by a majority of the Voting Stock of the
            Corporation or to consummate a tender offer for any or all securities of the Corporation. The obligations of the Corporation under this Section 6 shall expire five (5) years after the

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 18 of 35 Pages
------------------------                                  ----------------------

            expiration of the Standstill Period, provided however that nothing herein shall preclude the Corporation from extending, amending, reinstating, or adopting a Shareholder Rights Agreement at any time in response to an offer to purchase less than all of the shares of the Corporation.

                        7. COUNSEL FEE APPLICATION. In connection with the
            Approval Motion (or after the Approval Motion is granted), SP's counsel in the State Court Action may submit an application for fees and costs (the "FEE APPLICATION"). The Fee Application will not seek an aggregate amount greater than $875,000.00 and SP's counsel will accept any amount awarded to them by the State Court with respect to the Fee Application, up to a maximum amount of $875,000.00. Neither the Corporation nor any of the Individual Defendants who are parties to the State Court Action will object to the Fee Application. If the
            Fee Application is granted, the amount of the award (up to a maximum amount of $875,000.00) will be paid or funded by [ ] and [ ] in such respective proportions as they may agree by separate agreement.

                        8. 2011 ANNUAL MEETING. The Corporation agrees that it
            will not hold its 2011 annual meeting of stockholders (or any special meeting of stockholders in lieu of the 2011 annual meeting of stockholders for the purpose of electing directors) prior to
            November 1, 2011.

                        9. STIPULATIONS. Concurrently with the signing and
            delivery of this Agreement by all parties, counsel of record for the primary parties in the State Court Action will sign and deliver a
            Stipulation of Settlement in a form reasonably acceptable to such counsel (the "STATE STIPULATION") which dismisses the State Court
            Action with prejudice and without costs. Also, counsel of record for the parties in the Federal Court Action will sign and deliver a
            Stipulation of Settlement in a form reasonably acceptable to such counsel (the "FEDERAL STIPULATION") which dismissed the Federal
            Court Action with prejudice and without costs. The Stipulations will be held in escrow and released or destroyed as contemplated by

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 19 of 35 Pages
------------------------                                  ----------------------

            SECTION 11.3. If the Approval Contingency is satisfied, then, promptly thereafter, each Stipulation will be filed with the appropriate court.

                        10. RELEASES. Concurrently with the signing and delivery
            of this Agreement:

                              10.1. SP, SP LLC and Lichtenstein will sign and
            deliver to its counsel a release in the form of attached EXHIBIT B
            (the "SP RELEASE") in which SP, SP LLC and Lichtenstein releases the
            Corporation and the Individual Defendants (collectively, the "SP
            RELEASEES") from all claims, known and unknown, other than claims relating to the obligations, if any, of the Corporation and the
            Individual Defendants under this Agreement and the other Settlement
            Documents, as more fully described in the SP Release.

                              10.2. The Corporation and each Individual
            Defendant will sign and deliver to Orloff, Lowenbach, Stifelman &
            Siegel, P.A., counsel for certain of the Individual Defendants
            ("OLS&S"), a release substantially in the form of attached EXHIBIT C
            (collectively, the "CORPORATION/INDIVIDUAL DEFENDANT RELEASES") in
            which the Corporation and each Individual Defendant release SP, SP
            LLC and Lichtenstein from all claims, known and unknown, other than claims relating to the obligations, if any, of SP under this
            Agreement and the other Settlement Documents, as more fully described in each of the Corporation/Individual Defendant Releases.

                              10.3. The Releases will be held in escrow and
            released or destroyed as contemplated by SECTION 11.3.

                        11. APPROVAL CONTINGENCY; ESCROW OF SETTLEMENT
            DOCUMENTS.

                              11.1. Promptly after the signing and delivery of
            this Agreement by all parties, counsel for the plaintiff in the
            State Court Action and the State Individual Defendants will prepare

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 20 of 35 Pages
------------------------                                  ----------------------

            and file with the State Court a motion (the "APPROVAL MOTION")
            seeking approval of the Settlement. Counsel for all parties to this
            Agreement will pursue approval of the Approval Motion, including, without limitation, arranging for appropriate notice, in such form and with such content as the State Court may designate, to be transmitted to the Corporation's shareholders. The Settlement will occur and the Stipulations and Releases will become effective if, and only if, the State Court grants the Approval Motion and the granting order becomes final and non-appealable (or if, following appeal, the State Court order is affirmed and is not further appealable) (the "APPROVAL Contingency").

                              11.2. If the State Court denies the Approval
            Motion, and the denial order becomes final and non-appealable, this
            Agreement and the other Settlement Documents will automatically become null and void and of no further force or effect and the
            Settlement will not occur.

                              11.3. The Settlement Documents (other than this
            Agreement) signed by SP, SP LLC and Lichtenstein or by counsel to SP will be held in escrow by counsel to SP. The Settlement Documents
            (other than this Agreement) signed by the Corporation or any of the
            Individual Defendants or by counsel to any such Persons will be held in escrow by OLS&S. If the Approval Contingency is satisfied, OLS&S and counsel for SP will arrange for the filing of each Stipulation with the appropriate court and will exchange Releases. If the State
            Court denies the Approval Motion, and the denial order becomes final and non-appealable, OLS&S and counsel for SP will destroy the
            Settlement Documents in their possession and, upon written request of the other, confirm such destruction in writing.

                              11.4. Attached as EXHIBIT D is the form of joint
            press release with respect to the Settlement. Attached as EXHIBIT E is the Notice of Proposed Settlement. Attached as EXHIBIT F is the
            Proposed Final Judgment Approving the Stipulation of Settlement.

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 21 of 35 Pages
------------------------                                  ----------------------

                        12. NO ADMISSION OF WRONGDOING OR LIABILITY. This
            Agreement is being signed and delivered for the purposes of settling the State Court Action and the Federal Court Action. Signing and
            delivery of this Agreement will not be deemed an admission of wrongdoing or liability, nor will this Agreement, or any of its terms, be used or offered in any subsequent proceeding except in a proceeding to enforce rights or obligations under this Agreement.

                        13. REPRESENTATIONS AND WARRANTIES OF SP, SP LLC AND
            LICHTENSTEIN. Each of SP, SP LLC and Lichtenstein represents and warrants to the Corporation and each Individual Defendant as follows:

                              13.1. SP is a limited partnership duly authorized,
            validly existing and in good standing under the laws of the State of
            Delaware. SP has the limited partnership power to sign, deliver and perform its obligations under this Agreement and all other
            Settlement Documents to which SP is a party.

                              13.2. The signing, delivery and performance by SP
            of this Agreement and all other Settlement Documents to which SP is a party have been duly authorized by all necessary limited partnership action.

                              13.3. SP LLC is a limited liability company duly
            authorized, validly existing and in good standing under the laws of the State of Delaware. SP LLC has the limited liability company power to sign, deliver and perform its obligations under this
            Agreement and all other Settlement Documents to which SP LLC is a party.

                              13.4. The signing, delivery and performance by SP
            LLC of this Agreement and all other Settlement Documents to which SP
            LLC is a party have been duly authorized by all necessary limited liability company action.

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 22 of 35 Pages
------------------------                                  ----------------------

                              13.5. Lichtenstein is the Chief Executive Officer
            and Managing Member of SP LLC.

                              13.6. Lichtenstein has full power and authority to
            sign and deliver and perform his obligations under this Agreement and the other Settlement Documents to which he is a party.

                              13.7. This Agreement has been duly signed and
            delivered by SP, SP LLC and Lichtenstein and constitutes the legal, valid and binding obligation of SP, SP LLC and Lichtenstein, enforceable against each of them in accordance with its terms.

                        14. REPRESENTATIONS AND WARRANTIES OF THE CORPORATION.
            The Corporation represents and warrants to SP and each Individual
            Defendant as follows:

                              14.1. The Corporation is a corporation duly
            authorized, validly existing and in good standing under the laws of the State of New Jersey. The Corporation has the corporate power to sign, deliver and perform its obligations under this Agreement and all other Settlement Documents to which the Corporation is a party.

                              14.2. The signing, delivery and performance by the
            Corporation of this Agreement and all other Settlement Documents to which the Corporation is a party have been duly authorized by all necessary corporate action.

                              14.3. This Agreement has been duly signed and
            delivered by the Corporation and constitutes the legal, valid and binding obligation of the Corporation, enforceable against the
            Corporation in accordance with its terms.

                        15. REPRESENTATIONS AND WARRANTIES OF THE INDIVIDUAL
            DEFENDANTS. Each Individual Defendant represents and warrants to SP,
            SP LLC, Lichtenstein, and the Corporation, only as to such
            Individual Defendant and not as to any other Individual Defendant, as follows:

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 23 of 35 Pages
------------------------                                  ----------------------

                              15.1. Such Individual Defendant has full power and
            authority to sign and deliver and perform such Individual
            Defendant's obligations under this Agreement and the other
            Settlement Documents to which such Individual Defendant is a party.

                              15.2. This Agreement has been duly signed and
            delivered by such Individual Defendant and constitutes the legal, valid and binding obligation of such Individual Defendant, enforceable against such Individual Defendant in accordance with its terms.

                        16. SURVIVAL. Except as expressly provided in this
            Agreement, subject to the satisfaction of the Approval Contingency, the representations, warranties and covenants made by SP, SP LLC,
            Lichtenstein, the Corporation and the Individual Defendants in this
            Agreement and in the documents delivered at or in connection with the Settlement will survive the satisfaction of the Approval
            Contingency.

                        17. MISCELLANEOUS.

                              17.1. NOTICES. Notices given pursuant to this
            Agreement must be in writing. They will be deemed to have been duly given: (i) upon delivery or refusal to accept delivery, if hand-delivered; (ii) when transmitted, if sent by fax with confirmed receipt, followed by a "hard" copy delivered by any other method specified in this SECTION 17.1; (iii) one (1) business day after being deposited for next-day delivery with FedEx or other national overnight courier service; or (iv) three (3) days after being deposited in the U.S. mail for delivery by certified mail, return receipt requested. In each case, notice will be addressed as follows:

            IF TO SP, SP LLC OR LICHTENSTEIN:

            c/o Steel Partners II, L.P.
            590 Madison Avenue, 32nd Floor
            New York, New York 10022
            Fax: (212) 520-2301

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 24 of 35 Pages
------------------------                                  ----------------------

            WITH A CONCURRENT COPY TO:

            Olshan Grundman Frome
            Rosenzweig & Wolosky LLP
            65 East 55th Street
            New York, New York 10022
            Attention: Thomas J. Fleming, Esq.
            Fax: 212-451-2222

            IF TO THE CORPORATION:

            Ronson Corporation
            Corporate Park III, Campus Drive
            Somerset, New Jersey 08875-6707
            Attention:  Louis V. Aronson
            Attention:  Daryl Holcomb

            WITH A CONCURRENT COPY TO:

            McCarter & English LLP
            100 Mulberry Street
            Newark, New Jersey 07102
            Attention: Andrew T. Berry, Esq. and Howard Kailes, Esq.
            Fax: 973-624-7070

            IF TO THE INDIVIDUAL DEFENDANTS:

            The applicable address listed on attached EXHIBIT C

            WITH A CONCURRENT COPY TO:

            Orloff, Lowenbach, Stifelman & Siegel, P.A.
            101 Eisenhower Parkway
            Roseland, New Jersey 07068
            Attention: Laurence B. Orloff, Esq.
            Fax: 973-622-3073

or to such other place and with such other concurrent copies as such party may subsequently designate by written notice.

                              17.2. MODIFICATIONS. None of the terms or
            provisions of this Agreement may be waived, altered, modified or amended, except in each instance by a specific written instrument duly executed by the Person against whom enforcement of the waiver, alteration, modification or amendment is sought.

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 25 of 35 Pages
------------------------                                  ----------------------

                              17.3. BINDING EFFECT. This Agreement will be
            binding upon and inure to the benefit of SP, SP LLC, Lichtenstein, the Corporation, the Individual Defendants, and their respective heirs, personal representatives, successors in interest and assigns.

                              17.4. CONSULTATION WITH COUNSEL. SP, SP LLC,
            LICHTENSTEIN, THE CORPORATION AND EACH INDIVIDUAL DEFENDANT
            EXPRESSLY ACKNOWLEDGES, REPRESENTS, AND WARRANTS THAT SUCH PERSON
            HAS CAREFULLY READ THIS AGREEMENT; THAT SUCH PERSON FULLY
            UNDERSTANDS THE TERMS, CONDITIONS, AND SIGNIFICANCE OF THIS
            AGREEMENT; THAT SUCH PERSON HAS HAD AMPLE TIME TO CONSIDER AND
            NEGOTIATE THIS AGREEMENT; THAT SUCH PERSON HAS BEEN ADVISED TO
            CONSULT WITH AN ATTORNEY CONCERNING THIS AGREEMENT; THAT SUCH PERSON
            HAS HAD A FULL OPPORTUNITY TO REVIEW THIS AGREEMENT AND THE OTHER
            CLOSING DOCUMENTS WITH AN ATTORNEY; AND THAT SUCH PERSON HAS
            EXECUTED THIS AGREEMENT VOLUNTARILY, KNOWINGLY, AND WITH SUCH ADVICE
            OF COUNSEL AS SUCH PERSON DEEMED APPROPRIATE.

                              17.5. INTERPRETATION; CONSTRUCTION.

                                    17.5.1. The terms of this Agreement have
            been fully reviewed and negotiated by SP, the Corporation and each
            Individual Defendant and the wording of this Agreement reflects their discussions. No provision of this Agreement will be construed against a particular party or in favor of another party merely because of which party (or its representative) drafted or supplied the wording for such provision.

                                    17.5.2. Except as may be otherwise
            noted in context, all references to "Sections" will be deemed to refer to the sections or subsections, as appropriate, of this
            Agreement.

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 26 of 35 Pages
------------------------                                  ----------------------

                                    17.5.3. Where the context requires:
            (i) use of singular or plural incorporates the other and (ii)
            pronouns and modifiers in the masculine, feminine or neuter gender will be deemed to refer to or include the other genders.

                                    17.5.4. As used in this Agreement,
            the terms "INCLUDE[S]"and "INCLUDING" mean "including but not limited to", that is, in each case the example or enumeration which follows the use of either term is illustrative, but not exclusive or exhaustive.

                                    17.5.5. Section headings appearing in
            this Agreement are inserted solely as reference aids for the ease and convenience of the reader; they will not be deemed to modify, limit or define the scope or substance of the provisions they introduce, nor will they be used in construing the intent or effect of such provisions.

                              17.6. FURTHER ASSURANCES. SP, SP LLC and
            Lichtenstein, the Corporation and each Individual Defendant will, promptly and at such Person's sole cost and expense, sign, acknowledge and deliver such other documents and instruments, and take such further actions, as any of the other parties may from time to time reasonably request in order to evidence, confirm or perfect the transactions contemplated by this Agreement, or to otherwise carry out the purpose and provide the benefits intended to be provided by this Agreement. Without limiting the foregoing, (i) SP,
            SP LLC and Lichtenstein will, at the request of counsel for the
            Individual Defendants, provide a release substantially similar to the SP Release to Carl W. Dinger III, provided that Mr. Dinger provides to SP, SP LLC and Lichtenstein a release substantially similar to the Corporation/Individual Defendant Release; and (ii)
            the Corporation and the Individual Defendants will, at the request of counsel to SP, provide a release substantially similar to the
            Corporation/Individual Defendant Release to each of Jack Howard,
            Ronald Hayes and Howard Lorber, provided that such Person provides to the Corporation and the Individual Defendants a release substantially similar to the SP Release.

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 27 of 35 Pages
------------------------                                  ----------------------

                              17.7. SEVERABILITY. If any provision of this
            Agreement is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the provision will only be enforced to the extent, if any, reasonable under the facts and circumstances, and otherwise will be deemed deleted from this
            Agreement. The remaining provisions of this Agreement will not be affected, and will continue in full force and effect.

                              17.8. COUNTERPARTS. This Agreement and each of the
            other Settlement Documents may be signed in counterparts, each of which counterparts will be an original but all of which counterparts of the same instrument together will constitute one and the same instrument.
                              17.9. GOVERNING LAW. This Agreement will be
            governed by and interpreted according to the laws of the State of
            New Jersey, but without giving effect to any govern or apply.

                            [SIGNATURE PAGES FOLLOW]

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 28 of 35 Pages
------------------------                                  ----------------------

            IN WITNESS WHEREOF, the parties have signed this Agreement as of the date indicated at the beginning of this Agreement.

STEEL PARTNERS II, L.P.                        RONSON CORPORATION

By:    /s/ Warren G. Lichtenstein              By:    /s/ Louis V. Aronson, II
       --------------------------                     --------------------------
Name:                                          Name:
Title:                                         Title:

STEEL PARTNERS, LLC

By:    /s/ Warren G. Lichtenstein              /s/ Warren G. Lichtenstein
       --------------------------              ---------------------------------
Name:                                          WARREN G. LICHTENSTEIN
Title:

/s/ Louis V. Aronson, II                       /s/ Robert A. Aronson
---------------------------------              ---------------------------------
LOUIS V. ARONSON II                            ROBERT A. ARONSON

/s/ Erwin M. Ganz                              /s/ I. Leo Motiuk
---------------------------------              ---------------------------------
ERWIN M. GANZ                                  I. LEO MOTIUK

/s/ Gerard J. Quinnan                          /s/ Justin P. Walder
---------------------------------              ---------------------------------
GERARD J. QUINNAN                              JUSTIN P. WALDER

                       [SIGNATURES CONTINUED ON NEXT PAGE]

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 29 of 35 Pages
------------------------                                  ----------------------

                   [SIGNATURES CONTINUED FROM PRECEDING PAGE]

/s/ Paul H. Einhorn                            /s/ Daryl K. Holcomb
---------------------------------              ---------------------------------
PAUL H. EINHORN                                DARYL K. HOLCOMB

/s/ Barbara L. Collins
---------------------------------
BARBARA L. COLLINS

THE ESTATE OF SAUL H. WEISMAN

By:    /s/ Jeffrey Weisman
       --------------------------
Name:
Title:

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 30 of 35 Pages
------------------------                                  ----------------------

                                 [ORLOFF HEADER]

                                October 9. 2007

VIA E-MAIL ONLY
Thomas J. Fleming, Esq.
Olshan Grundman Frome
    Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022

      Re:   Steel Partners II, L.P. v. Aronson, et al.
            Docket No. ESX-C-101-03
            Steel Partners II v. Aronson, et al.
            Docket No. 2:05-CV-01983
            ------------------------------------------

Dear Mr. Fleming:

      In connection with the settlement of the above matters, the State Court matter being subject to Court approval, this will confirm the mutual understanding of Steel Partners, Warren Lichtenstein, the individual Ronson defendants, and Ronson Corporation regarding the meaning and intent of Section
3.1.1.2 of the Settlement Agreement, which has now been re-worded to read as follows:

      3.1.1.2. Support any nominee or nominees for election
      or appointment to the Board in opposition to any
      person nominated by the Board, including, without
      limitation, through the "solicitation" (as defined
      under Rule 14a-1 under the Exchange Act, or any
      successor rule) of any proxies or consents with
      respect to Voting Stock of the Corporation or becoming
      a "participant" (as used under Rule 14a-11 under

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 31 of 35 Pages
------------------------                                  ----------------------

      the Exchange Act, or any successor rule) in any
      election contest;

      1. Subject to Paragraph 2 hereof, we are all authorized by our respective clients to agree on their behalf, and they all hereby agree, that the obligation of your clients under P. 3.1.1.2 of the Settlement Agreement not to "support", does not preclude your clients from voting for or against any nominee or nominees for election or appointment to the Ronson Board of Directors, whether recommended by management or in opposition to nominees recommended by management, nor does it preclude your clients from determining not to vote at all.

      2. The aforesaid understanding is subject to the following conditions regarding your clients' conduct in connection with any vote for directors of
Ronson Corporation:

      (a) Your clients will not vote by proxy but rather record their vote directly at the meeting, obtaining if necessary the required authorization and consent from any brokerage house in which their shares are deposited;

      (b) Your clients will not announce, publicly or otherwise, the manner in which they intend to vote prior to the vote being cast or subsequent to the vote being cast, provided, however, that if, subsequent to the meeting at which votes are cast, your clients determine in good faith that they are legally obligated to amend their Form 13D to disclose this vote, they may do so, without giving the reasons for the vote; and

      (c) Your clients will diligently endeavor to maintain in complete confidence what their vote will be and what it was, and will not in any way reveal their voting intentions or views to anyone seeking to support nominees in opposition to Ronson-supported nominees.

      3. Nothing herein contained shall be deemed to amend or alter any of the obligations imposed upon your clients in the Settlement Agreement, including in

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 32 of 35 Pages
------------------------                                  ----------------------

particular those obligations set forth in Section 3.1 and the various subparts thereof.

                                          Very truly yours,

                                          /s/ Laurence B. Orloff

                                          LAURENCE B. ORLOFF

LBO:dlz
cc: Andrew T. Berry, Esq. (via e-mail)

The foregoing is agreed to, with full
authority from the pertinent clients:

ORLOFF, LOWENBACH, STIFELMAN
    & SIEGEL, P.A.
Attorneys for Defendants Louis V. Aronson II,
  Robert A. Aronson, Erwin M. Ganz,
  Gerard J. Quinnan, Justin P. Walder, I. Leo Motiuk,
  Estate of Saul H. Weisman, Barbara L. Collins,
  Paul H. Einhorn and Daryl Holcomb

By: /s/ Laurence B. Orloff
    --------------------------------
    LAURENCE B. ORLOFF

OLSHAN GRUNDMAN FROME
ROSENZWEIG & WOLOSKY, LLP
Attorneys for Plaintiffs Steel Partners II, L.P.,
 Warren G. Lichtenstein and Steel Partners, LLC

By: /s/ Thomas J. Fleming
    --------------------------------
    THOMAS J. FLEMING

MC CARTER & ENGLISH, LLP
General Counsel for Ronson Corporation

By: /s/ Andrew T. Berry
    --------------------------------
    ANDREW T. BERRY

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CUSIP No. 776338 20 4                 13D                    Page 33 of 35 Pages
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                                POWER OF ATTORNEY

      Know all by these presents, that each of the undersigned hereby constitutes and appoints LAUREN ISENMAN signing singly, the undersigned's true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents relating to the business of Steel Partners II, L.P. including, but not limited to, all filings with the Securities and Exchange Commission, any stock exchange and any other regulatory, administrative or similar authority, and all memoranda, correspondence, communications or the like, except that such attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II, L.P. or its affiliates.

      2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority.

      3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

      This Power of Attorney shall remain in full force and effect until
December 31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of December, 2006.

STEEL PARTNERS II, L.P.                     STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                  By: /s/ Warren G. Lichtenstein
    General Partner                             --------------------------------
                                                Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                  Managing Member
    ------------------------------------
    Warren G. Lichtenstein                  /s/ Warren G. Lichtenstein
    Managing Member                         ------------------------------------
                                            Warren G. Lichtenstein

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CUSIP No. 776338 20 4                 13D                    Page 34 of 35 Pages
------------------------                                  ----------------------

                                POWER OF ATTORNEY

      Know all by these presents, that each of the undersigned hereby constitutes and appoints JACK L. HOWARD signing singly, the undersigned's true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents relating to the business of Steel Partners II, L.P. including, but not limited to, all filings with the Securities and Exchange Commission, any stock exchange and any other regulatory, administrative or similar authority, and all memoranda, correspondence, communications or the like, except that such attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II, L.P. or its affiliates.

      2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority.

      3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

      This Power of Attorney shall remain in full force and effect until
December 31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of December, 2006.

STEEL PARTNERS II, L.P.                     STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                  By: /s/ Warren G. Lichtenstein
    General Partner                             --------------------------------
                                                Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                  Managing Member
    ------------------------------------
    Warren G. Lichtenstein                  /s/ Warren G. Lichtenstein
    Managing Member                         ------------------------------------
                                            Warren G. Lichtenstein

------------------------                                  ----------------------
CUSIP No. 776338 20 4                 13D                    Page 35 of 35 Pages
------------------------                                  ----------------------

                                POWER OF ATTORNEY

      Know all by these presents, that each of the undersigned hereby constitutes and appoints STEVEN WOLOSKY signing singly, the undersigned's true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents relating to the business of Steel Partners II, L.P. including, but not limited to, all filings with the Securities and Exchange Commission, any stock exchange and any other regulatory, administrative or similar authority, and all memoranda, correspondence, communications or the like, except that such attorney-in-fact shall have no power to execute any document that has the effect of creating a financial commitment or financial obligation of Steel Partners II, L.P. or its affiliates.

      2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such document with the appropriate authority.

      3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

      This Power of Attorney shall remain in full force and effect until
December 31, 2007 unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of December, 2006.

STEEL PARTNERS II, L.P.                     STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                  By: /s/ Warren G. Lichtenstein
    General Partner                             --------------------------------
                                                Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                  Managing Member
    ------------------------------------
    Warren G. Lichtenstein                  /s/ Warren G. Lichtenstein
    Managing Member                         ------------------------------------
                                            Warren G. Lichtenstein